Correspondence Relating to Amended Registration Statement

O’Melveny & Myers LLP 7 Times Square Tower New York, NY 10036	T: +1 212 326 2000 F: +1 212 326 2061 omm.com	File Number: 0008334-00004

VIA EDGAR

February 2, 2021

Ms. Babette Cooper
Ms. Jennifer Monick
Ms. Stacie Gorman
Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (File No. 333-251762)
Response to the Staff’s Comments on Registration Statement on Form S-11 Filed on January 22, 2021

Dear Ms. Cooper, Ms. Monick, Ms. Gorman, and Ms. Mills-Apenteng:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 1, 2021 regarding the Company’s registration statement on Form S-11 filed via EDGAR to the Commission on January 22, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form S-11 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Form S-11 filed January 22, 2021

General

1.	We note your response to comment 2 of our letter. Please revise your disclosure to state clearly the terms of the non-binding term sheets.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 66 and 67 of the Amended Registration Statement in response to the Staff’s comment.

Index to the Financial Statements, page F-1

2.	We note your response to comment 7. Please address the following:

•
In light of the apparent additional funding provided to Private Company A between October 1, 2020 and December 26, 2020, please tell us the estimated loan balance for Private Company A and your estimated total assets at December 31, 2020;

The Company informs the Staff that the loan to Private Company A held at fair value at December 31, 2020 was approximately $31.5 million and the Company’s estimated total assets at December 31, 2020 was approximately $94 million.

•
Provide us with the numerator and denominator used in your calculation that determined that Private Company A is expected to represent approximately 18% of the company's total assets upon consummation of the offering;

The Company informs the Staff that the numerator used to determine that Private Company A is expected to represent approximately 18% of the Company's total assets upon consummation of the offering is the carrying value to Private Company A of approximately $31.5 million.  The denominator used in such determination is the estimated total assets upon consummation of the offering of approximately $186.2 million.  The Company respectfully notes that the quotient of these figures is less than the 18% that the Company previously estimated.

•
Further, please tell us how your denominator was derived. In this regard, please tell us if the denominator reflects proceeds gross or net of commissions and tell us the amount of expected gross offering proceeds and offering proceeds net of commissions;

The Company informs the Staff that the denominator referenced in the Company’s immediately preceding response was derived as the sum of (i) the Company’s pro-forma as adjusted cash and cash equivalents (as calculated as set forth under the section titled “Capitalization” in the Amended Registration Statement) of approximately $134.7 million plus (ii) loans and other assets of approximately $51.5 million per the September 30, 2020 audited financial statements, which totals approximately $186.2 million in total assets. The Company respectfully notes that the denominator includes approximately $91 million of estimated net proceeds from the offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company of approximately $9 million, based on approximately $100 million in gross offering proceeds (which assumes an initial public offering price of $18.00 per share, which is the mid-point of the estimated offering price range set forth on the front cover of the prospectus forming a part of the Amended Registration Statement, and that the underwriters will not exercise their over-allotment option).

•	Tell us if the $1.4 million of unfunded commitments is included in the calculation to determine the 18% asset concentration;

The Company informs the Staff that the unfunded commitment is not included in the calculation to determine the 18% asset concentration. However, if the unfunded commitment for Private Company A were included in the calculation, the asset concentration (as otherwise calculated as discussed in the Company’s preceding responses) in Private Company A is still expected to remain below 20% of total assets. The Company informs the Staff that management continues to monitor all loans for substantial asset concentration and will, at a minimum, contemplate and evaluate concentrations concerns both at funding/lending of additional amounts to existing borrowers and in the underwriting process and pre-closing analysis for new loans.  If a funded loan is expected to exceed the substantial asset concentration threshold at any future reporting date, the Company will include disclosure of the appropriate financial and other information as required for the applicable reporting period in which the concentration is identified and has occurred and will continue to disclose the required information for so long as it is required by the Securities and Exchange Commission, including the requirements of Staff Accounting Bulletin (SAB 1I), as applicable.

•
Confirm whether you intend to further amend the credit agreement with Private Company A or provide additional loan funding to Private Company A or any of its commonly controlled entities in the future;

The Company informs the Staff that it does not currently plan to further amend the credit agreement with Private Company A or provide additional loan funding to Private Company A or its commonly controlled entities in the future.  If the credit agreement is amended or additional loan funding occurs in the future such that the carrying value to Private Company A exceeds 20% of the greater of any applicable offering proceeds or total assets as of the applicable reporting date, the loan to Private Company A would be assessed for substantial asset concentration and the Company would disclose the appropriate financial and other information as required by the Securities and Exchange Commission, including the requirements of Staff Accounting Bulletin (SAB 1I), as applicable.

•
Other than the loan to Private Company A, please tell us if over 20% of offering proceeds have been or will be invested in a single loan or in several loans on related properties to the same or affiliated borrowers. To the extent you have or will have such loans, please tell us what consideration you gave to providing financial statements of the properties securing such loans. Your response should address loans funded subsequent to September 30, 2020 and the eight loans you expect to fund with offering proceeds. Reference is made to SAB Topic 1I;

The Company informs the Staff that the carrying value of no loan, other than the loan to Private Company A, is over 20% of the offering proceeds as of September 30, 2020. Additionally, the carrying value of no loan funded subsequent to September 30, 2020 is over 20% of offering proceeds. Except for the loan to Private Company A, the Company informs the Staff that of the eight loans that the Company expects to fund with offering proceeds, one new loan has a potential total funded carrying value in excess of 20% of the offering proceeds. The new loan is represented by a fully-executed non-binding term sheet for a loan with an approximate principal amount of $46 million. The Company notes that if and when this loan completes the Company’s underwriting and documentation process, the Company expects to fund approximately $15 million of the aggregate approximate $46 million in principal loan commitment upon closing of the applicable credit facility with additional draws on such principal loan commitment expected to occur over the course of the year.  If the funded carrying value were to exceed the greater of 20% of any applicable offering proceeds, at the time of funding, or 20% of total assets as of an applicable reporting date, the loan would be assessed for substantial asset concentration and financial and other information would be disclosed as required pursuant to the Company’s obligations under the Securities Exchange Act of 1934, as amended or, if applicable, the Securities Act of 1933, as amended, including the requirements of Staff Accounting Bulletin (SAB 1I), as applicable.

•
We note your disclosure of the general character of the properties and arrangements of your loan portfolio as of December 26, 2020. Please tell us how you determined it was unnecessary to disclose the general character of the properties and arrangements of loans funded subsequent to December 26, 2020, if any, and loans to be funded from offering proceeds. Reference is made to SAB Topic 1I.

The Company informs the Staff that, other than already contemplated draws of existing loans, there have been no additional loans funded subsequent to December 26, 2020 through the date of this letter.  Of the eight loans to be funded from the offering proceeds, four are to existing borrowers for which the specific character of the properties and arrangements of the loans is fully disclosed in the Amended Registration Statement, including under the section titled “Prospectus Summary—Our Portfolio.” The remaining four loans expected to be funded from the offering proceeds are represented by fully-executed non-binding term sheets with new borrowers for which the Company has provided additional disclosure describing the currently contemplated terms and characteristics of such expected loans in the Amended Registration Statement under the section titled “Use of Proceeds.” The general character of the properties expected to be pledged as collateral for these expected new loans is consistent with the disclosed property types pledged as collateral for the Company’s current portfolio, which have been summarized on pages 6 and 7 of the Amended Registration Statement. Additionally, the Company has provided additional disclosure describing the expected real estate collateral for each of the expected loans under the section titled “Use of Proceeds” in the Amended Registration Statement. The expected new loans are generally described as commercial loans to companies operating in the cannabis industry consistent with our investment strategy with a real estate collateral coverage greater or equal to 1.00x the expected principal amount of such loans.

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If you have any questions regarding the Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Randolph Yiap, by telephone at 213-430-7780 or via email at ryiap@omm.com, Thomas Geoffroy, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via email at tom@advancedflowercapital.com, or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via email at brandon@advancedflowercapital.com.

Very truly yours,

/s/ Jeeho Lee

Enclosures

cc:

Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Thomas Geoffroy, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Randolph Yiap, Associate, O’Melveny & Myers LLP
Christopher Bellini, Member, Cozen O’ Connor P.C.